

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 27, 2017

Gerald Solensky, Jr.
President and Chief Executive Officer
Zomedica Pharmaceuticals Corp.
3928 Varsity Drive
Ann Arbor, Michigan 48018

> **Re: Zomedica Pharmaceuticals Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 9, 2017**
> **CIK No. 0001684144**

Dear Mr. Solensky:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, page 72

1.   We note your revised disclosures on page 72-73. Please revise to clarify whether you are a shell company or a former shell company. Also, please tell us what consideration you have given to the Division of Corporation Finance's September 6, 2013 response concerning the application of Rule 144(i) to Certain Canadian Issuers, which letter is available at: https://www.sec.gov/divisions/corpfin/cf-noaction/2013/certaincanadianissuers090613-144.htm.

Index to Financial Statements, page F-1

2.   We note your response to prior comment 16 and the audited financial statements of Zomedica Pharmaceuticals Corp. provided for the period from incorporation on

May 14, 2015 to December 31, 2016, as well as the unaudited financial statements of Zomedica Pharmaceuticals Inc. provided for the period from January 1, 2016 to April 20, 2016 in your registration statement. Please provide the following:

- As Zomedica Pharmaceuticals Corp., as a non-operating public shell company, had no operations from inception date on May 14, 2015 to the qualifying transaction date on April 21, 2016, please revise to clearly disclose the audited financial statements for the May 14, 2015 to December 31, 2015 period as those of the predecessor, Zomedica Pharmaceuticals Inc.
- Please tell us what consideration you gave to auditing the financial statements of Zomedica Pharmaceuticals Inc. for the period from January 1, 2016 to April 20, 2016 in your registration statement. Refer to Regulation S-X, Article 8-02.

Notes to the consolidated financial statements
For the year ended December 31, 2016 and for the period from May 14, 2015 (Date of Incorporation) to December 31, 2015
18. Recapitalization involving a public shell, page F-25

3.   We note your response to prior comment 17 and the disclosure that the qualifying transaction was accounted for as a recapitalization under U.S. GAAP with any excess of the fair value of the shares issued by the private entity over the value of the non-monetary assets of the public shell corporation is recognized as a reduction in equity. Further, we note your disclosure on page 32 that the qualifying transaction was treated as a reverse acquisition with ZoMedica Inc. being identified as the acquirer for accounting purposes and the net assets of Zomedica Pharmaceuticals Corp. being recorded at fair value at the date of the qualifying transaction. Please revise the document to ensure the accounting for the recapitalization and reference to Zomedica Pharmaceuticals Inc. as the predecessor is accurately and consistently disclosed.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: John D. Hogoboom, Esq.
Lowenstein Sandler LLP